Exhibit 99.9

United Kingdom: Total resumes production from the Elgin/Franklin area in the UK North Sea

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, March 11, 2013 – Total announces the restart of production on the Elgin/Franklin area on 9 March 2013, following the approval of the safety case by the UK Health and Safety Executive (HSE). Production resumes gradually and should soon reach close to 70,000 barrels of oil equivalent per day (boed; approximately 30,000 boed in Total’s share), that is to say 50% of the production potential from the fields.

In order to recover by 2015 the production level which existed before the Elgin incident, a redevelopment project envisaging drilling of new infill wells on Elgin and Franklin is currently under study.

In addition, the West Franklin Phase II development project remains ongoing with production start-up scheduled for 2014.

Commenting on the restart of the fields, Yves-Louis Darricarrère, President of Total Upstream, said: “Managing this industrial incident securely for our personnel and with limited impact on the environment was our priority. The causes of the incident are now known and all necessary measures have been taken to enable us to resume production and carry out future exploitation of the fields from the Elgin/Franklin area in the best safety conditions. Lessons learnt have been shared with the UK authorities and will also be shared with the wider industry. We now focus on continuing our development plans to bring back the full potential from these fields the soonest possible.”

Production from the Elgin/Franklin area, which includes the Elgin, Franklin, West Franklin and Glenelg fields, totalled over 700 millions of barrels of oil equivalent (Mboe) by the end of 2012. The remaining reserves are in excess of 500 Mboe and were not impacted by the Elgin incident.

Production was stopped since 25 March 2012 when a gas leak caused by a combination of several unprecedented events occurred on the G4 well shut-in several months before. A thorough investigation led by Total revealed that the leak was caused by a type of stress corrosion which was unique to the G4 well and was fed from a so far non-producing chalk layer located approximately 1,000 meters above the original reservoir.

The conclusions of this investigation have been taken into account to ensure that current and future operations are carried out with the utmost safety. A number of wells will be permanently abandoned and others will be evaluated additionally.

Total Exploration and Production in the United Kingdom

Total has been present in the United Kingdom since 1962 and is currently one of the country’s leading oil and gas operators. As such, TEP UK operates several fields in the Alwyn and the Elgin/Franklin areas as well as the gas terminal at St Fergus. It also owns interests in several non-operated fields.

Total continues to invest significantly in the UK and develops presently the Laggan-Tormore project (with an investment of £2.5 billion) and the West Franklin Phase II project. Additionally, in October 2012 Total obtained nine new exploration licences during the 27th licensing round.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

In 2012, the Islay gas field started producing in the second quarter of the year, and TEP UK contributed 5% of the Group’s hydrocarbon production or 106,000 boed in Total’s share.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.